

# Advantage Clarifies Phase VII Guidance Table

## (TSX: AAV, NYSE: AAV)

**Calgary, Alberta, March 11, 2014 -** Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") corrects our Phase VII budget and guidance table that was press released earlier today with a formatting error.

The revised Phase VII Budget and Guidance table, which corrects and replaces the earlier released Phase VII Budget and Guidance table, is included below:

| **Approved Phase VII Budget & Guidance** | | **12 Months ending March 31, 2015** |
|---|---|---|
| Average Production | (mmcfe/d) | 134 to 139 |
| Royalty Rate | (%) | 5% to 6% |
| Operating Costs | ($/mcfe) | $0.25 to $0.30 |
| Capital Expenditures | ($ million) | $260 to $270 |
| Wells Drilled (net) | Dry gas | 20 |
| | Liquids rich gas | 13 |
| | Total | 33 |

- Upon completion of Phase VII, production in the second quarter of 2015 is expected to grow to 183 mmcfe/d including 900 to 1,100 bbls/d of NGLs.

For further information contact:

Investor Relations
**Toll free: 1-866-393-0393**

**ADVANTAGE OIL & GAS LTD.**
300, 440 -2$^{nd}$ Avenue SW
Calgary, Alberta
T2P 5E9
Phone:  (403) 718-8000
Fax:     (403) 718-8332
Web Site: **www.advantageog.com**
E-mail:  ir@advantageog.com

## Advisory

*The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, expected number of future drilling locations; expectations as to reserves life; anticipation that some of our new Phase VII wells will be brought on production in early 2015; expected timing of achieving Advantage's Phase VII production target; expectation of increases in production resulting from Advantage's Glacier three year development plan; expected increases to cash flow per share; expectations of future debt to cash flow ratios; expected timing for commencement of Glacier Phase VII program; and details of Advantage's Glacier Phase VII capital and operating budget including expectations of average production rates, end of Phase VII production rate, royalty rates, operating costs, capital expenditures and number of wells drilled. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.*

*Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.*

*These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.*

*With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.*

*These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.*

*Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.*

*The following abbreviations used in this press release have the meanings set forth below:*

| | |
|---|---|
| *bbls* | *barrels* |
| *mbbls* | *thousand barrels* |
| *mmbbls* | *million barrels* |
| *boe* | *barrels of oil equivalent of natural gas, on the basis of 1 barrel of oil or NGLs for 6 thousand cubic feet of natural gas* |
| *mboe* | *thousand barrels of oil equivalent* |
| *mmboe* | *million barrels of oil equivalent* |
| *mcf* | *thousand cubic feet* |
| *mmcf* | *million cubic feet* |
| *bcf* | *Billion cubic feet* |
| *tcf* | *trillion cubic feet* |
| *mcfe* | *thousand cubic feet equivalent on the basis of 6 thousand cubic feet of natural gas for 1 barrel of oil or NGLs* |
| *mmcfe/d* | *million cubic feet equivalent per day* |
| *tcfe* | *trillion cubic feet equivalent* |